TIAN RUIXIANG HOLDINGS LTD

November 6, 2019

Via Edgar

Ms. Irene Paik

Division of Corporation

Office of Consumer Products

U.S. Securities and Exchange Commission

Re: TIAN RUIXIANG HOLDINGS LTD

Draft Registration Statement on Form F-1

Submitted July 25, 2019

CIK No. 0001782941

Dear Ms. Paik:

This letter is in response to the letter dated August 22, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to TIAN RUIXIANG Holdings LTD (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (“Draft Amendment No. 1”) is being filed to accompany this letter.

Draft Registration Statement on Form F-1 submitted July 25, 2019

Cover Page

1.	Please revise the description of the escrow arrangement to clarify whether you will return funds promptly in the event the minimum offering amount is not sold. Refer to Exchange Act Rule 10b-9.

Response: In response to the Staff’s comment, the Company revised its disclosure on the cover page of Draft Amendment No.1 to clarify that in the event the minimum offering amount is not sold it will return to investors all amounts previously deposited by them in escrow within five business days, without interest or deduction.

2.	We note the statement that investors "should not assume that the information contained in the registration statement to which this prospectus is a part is accurate as of any date other than the date hereof." This statement does not appear to be consistent with your disclosure obligations. Please revise to clarify that the prospectus will be updated to the extent required by law and acknowledge that you are responsible for updating the prospectus to contain all material information.

Response: In response to the Staff’s comment, The Company removed the quoted statement on the cover page of Draft Amendment No.1.

Prospectus Summary

Overview, page 1

3.	Please balance your disclosure where you state that you have relationships with over forty insurance companies to highlight the fact that approximately 63% of your total commissions in fiscal 2018 were attributable to your top five insurance company partners. Also identify in the Overview the two companies that accounted for 32% and 13.9% of your 2018 commissions, as mentioned on page 11.

Response: In response to the Staff’s comment, the Company revised its disclosure on pages 1 and 66 of Draft Amendment No.1.

4.	Please expand your disclosure to describe how your products and services are "innovative" and designed to achieve "superior customer satisfaction."

Response: In response to the Staff’s comment, the Company revised its disclosure on pages 1, 66 and 72 of Draft Amendment No.1.

Corporate Structure, page 2

5.	Please revise your organizational charts on pages 2 and 59 to include the abbreviations used to refer to the entities throughout your prospectus.

Response: In response to the Staff’s comment, the Company revised the organizational charts on pages 2 and 67 of Draft Amendment No.1 to include the abbreviations used to refer to the entities throughout the prospectus.

Our Strengths, page 2

6.	If you choose to highlight your strengths in the Summary, please balance that disclosure with a discussion of the principal challenges or weakness and the risks and limitations you face.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 2 of Draft Amendment No.1 to include the principal challenges and risks it faces.

Corporate Information, page 3

7.	Please disclose the commercial name of your company as required by Item 4.A.1 of Form 20-F. For example, we note that your logo contains the name TRX Insurance, your website is www.tianrx.com and the legal name of your operating company is Zhejiang Tianruixiang Insurance Broker Co. LTD. Please clarify in your disclosure the name(s) by which your customers recognize you.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 3 of Draft Amendment No.1 to disclose that its commercial name is “TRX Insurance Brokers.” The Company also updated its logo to include “TRX Insurance Brokers.”

Implications of Our Being an "Emerging Growth Company", page 3

8.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that neither it nor anyone authorized to do so on its behalf has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company's securities. The Company undertakes to provide to the Staff copies of any such written communications that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

Special Note Regarding Forward-Looking Statement, page 9

9.	You caution investors not to place "undue reliance" on forward-looking statements based on statistical data obtained from government publications. Please note that you are responsible for the entire content of the registration statement and you may not use language that could be interpreted as a disclaimer of the information contained in the filing. Please revise your disclosure accordingly. In addition, please revise the last sentence in this section to clarify that you undertake no obligation to update any forward-looking statements except as required by applicable law.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 11 of Draft Amendment No.1.

Risk Factors

Because our industry is highly regulated, any material changes in the regulatory environment..., page 14

10.	You state that it is sometimes unclear how laws and regulations apply to your business, including laws and regulations applicable to online and mobile platforms. Please expand your disclosure to discuss some of the laws and regulations regarding online and mobile platforms that are unclear and how the lack of clarity may impact your business.

Response: In response to the Staff’s comment, the Company revised its disclosure on pages 16 and 81 of Draft Amendment No.1.

Failure to make adequate contributions to the housing fund for some of our employees could adversely affect our financial condition..., page 26

11.	We note your disclosure that the company has not paid in full the housing funds required for all of its employees. Please revise to quantify the shortage of contributions to the housing funds and the sources of funds that will be used to make such contributions.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 28 of Draft Amendment No.1.

Recently introduced economic substance legislation of the Cayman Islands may adversely impact us or our operations., page 31

12.	Please revise your disclosure to describe the "reduced substance requirements" to which you may be subject and to address whether, based on the Substance Law as currently in effect, you anticipate the Substance Law will have a material impact on you and your operations.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 33 of Draft Amendment No.1.

Use of Proceeds, page 32

13.	Please revise to disclose the number of new branches you expect to be able to open if you achieve the minimum amount of proceeds and if you achieve the maximum amount. Please also clarify whether the cost of new personnel is factored into the cost of opening up new branches.

Response: The Company respectfully advises the Staff that the number of new branches it expects to be able to open with the minimum or maximum amount of proceeds will be provided when the offering amount can be determined based on the market condition. The Company revised its disclosure on page 34 of Draft Amendment No.1 to include placeholders for the numbers of new branches, and to clarify that the cost of new personnel is factored into the cost of opening up new branches.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Compensation and Related Benefits, page 44

14.	Please address the following:

•	Disclose that you did not pay salaries to your executive officers in either fiscal 2017 or 2018.

•	Disclose the annual salaries that will be paid to your executive officers.

•	Confirm to us that none of the executive officer salaries to be paid after you become a public reporting company in the United States will be for services rendered during fiscal 2017 or 2018 or any interim period in fiscal 2019 that will be provided by amendment.

•	Disclose for each period presented the amount of commissions included herein paid to sales agents that you have a contractual relationship and are not your employees as discussed on page 67.

•	Disclose, for each period presented, the average number of your employees.

Response: In response to the Staff’s comment, the Company revised its disclosure on pages 46 of Draft Amendment No.1.

Business

Our Strengths, page 61

15.	We note your statement that members of your management team have on average over 10 years of insurance industry experience. However, based on your disclosure on page 77, it appears that the CEO and CFO do not have prior experience working in the insurance industry prior to 2016. Please revise your disclosure to discuss the insurance industry experience of your management team and to state, if true, that your CEO and CFO do not have insurance industry experience. If true, also balance your Summary disclosure on page 2 where you characterize your management's experience as a strength to place that disclosure in the proper context.

Response: In response to the Staff’s comment, the Company revised the disclosure on page 70 of Draft Amendment No.1 and respectfully informs the Staff that its CEO and CFO have worked in the insurance industry since May 30, 2016, when RB Wealth, a company controlled by our CEO, acquired TRX ZJ.

Distribution and Marketing, page 65

16.	Please revise your disclosure to include the percentage of automobile insurance revenue that is attributed to cooperation agreements with automobile manufacturers and dealers.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 73 of Draft Amendment No.1 to include the percentage of automobile insurance revenue that is attributed to cooperation agreements with automobile manufacturers and dealers.

Collaboration With Insurance Companies, page 66

17.	Please expand your disclosure in this section to describe the material terms of your cooperating agreements with insurance companies, and in particular with Sunshine Property Insurance Co. Ltd, Hangzhoung Branch and Ping An Property Insurance of China Incorporated Company, Zhejiang Branch, since you received a significant percentage of your commissions from these two relationships. In addition, please file the cooperating agreement with Ping An Property Insurance of China Incorporated Company, Zhejiang Branch as an exhibit to the registration statement, or tell us why you do not believe this is required. See Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 74 of Draft Amendment No.1 to describe the material terms of its cooperating agreements with insurance companies, and in particular with Sunshine Property Insurance Co. Ltd, Hangzhoung Branch and Ping An Property Insurance of China Incorporated Company, Zhejiang Branch (“Ping An”).

In addition, the Company respectfully advises the Staff that it believes that the cooperating agreement with Ping An (the “Agreement”) is not required to be filed as an exhibit to the registration statement. Item 601(b)(10)(ii)(B) of Regulation S-K provides that if an agreement is such as ordinarily accompanies the kind of business conducted by the issuer, it will be deemed to be made in the ordinary course of business, and therefore need not be filed unless the agreement is one upon which a registrant’s business is “substantially dependent.” The Company believes that (1) the Agreement was made in the ordinary course of its business, and (2) the Company is not substantially dependent on the Agreement, given the fact that for the six months ended April 30, 2019, only 6.6% of its total commissions were attributed to Ping An and that the Company does not expect that the total commissions attributable to Ping An will exceed 10% for the fiscal year ending October 31, 2019.

Competition, page 67

18.	Please revise your disclosure to name any key competitors who are also professional insurance intermediaries and describe your position in the market in relation to such key competitors.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 75 of Draft Amendment No.1.

Regulations on Domain Names, page 76

19.	We note that you have completed registration of your online platform, Needbao, which is located at www.needbao.net or www.needbao.tianrx.com. This website is not functioning. Please advise.

Response: The Company respectfully advises the Staff that its online platform, Needbao, is located at http://needbao.tianrx.com. In response to the Staff’s comment, the Company removed the web address www.needbao.net from page 84 of Draft Amendment No.1.

Management, page 77

20.	Please revise your disclosure to provide the CEO's business experience from 2013 to 2016, if any.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 85 of Draft Amendment No.1 to provide the CEO’s business experience from 2013 to 2016.

Executive Compensation, page 81

21.	Please disclose the total amounts set aside or accrued to provide pension, retirement or similar benefits. Refer to Item 6.B.2 of Form 20-F.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 89 of Draft Amendment No.1 to clarify that the Company did not provide pension, retirement or similar benefits to its executives.

Taxation

Passive Foreign Investment Company, page 102

22.	We note your disclosure, "Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules."Please revise this sentence to clarify the taxable year(s) in which you do not expect to be a PFIC and whether you are referring to your current operations and the composition of your assets, without taking into account the cash you raise in this offering.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 111 of Draft Amendment No.1

Legal Matters, page 109

23.	We note your disclosure that the validity of the Class A Ordinary Shares and certain other legal matters as to United States Federal and New York State law in connection with this offering will be passed upon by Hunter Taubman Fischer & Li LLC. However, there is no opinion by Hunter Taubman Fischer & Li LLC on the list of exhibits on page 116. Please advise whether you intended to include a U.S. tax opinion from Hunter Taubman Fischer & Li LLC, and make appropriate revisions as necessary.

Response: In response to the Staff’s comment, the Company revised the disclosure on page 119 of Draft Amendment No.1 and respectfully advises the Staff that it does not intend to include a U.S. tax opinion from Hunter Taubman Fischer & Li LLC.

Item 9. Undertakings, page 112

24.	Please add the undertakings required by Item 512(a)(1) - (4) of Regulation S-K or advise.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 122 of Draft Amendment No.1 to include the undertakings required by Item 512(a)(1) - (4) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 1: Organization and Nature of Operations, page F-7

25.	Tell us why it is appropriate to reflect the operations of Zhejiang Tianruixiang Insurance Broker Co. Ltd. (TRX ZJ) in the consolidated financial statements of TIAN RUIXIANG Holdings Ltd. (TRX) prior to the formation of TRX. Reference for us the authoritative literature you relied upon to support your position. Included in your response ensure that you address the following:

•	Explain why the financial statements of TRX ZJ are not predecessor financial statements.

•	Explain why you do not include separate audited financial statements of TRX.

•	Tell us why it is appropriate to reflect TRX ZJ as a variable interest entity (VIE) consolidated by Beijing Tianruixiang Management Consulting Co., Ltd. (TRX BJ) as primary beneficiary before the date that the various agreements causing variability were entered into in conjunction with your reorganization transaction on May 20, 2019. In other words, explain how TRX ZJ can be a VIE before May 20, 2019 and consolidated by TRX BJ before that date when it did not own TRX ZJ.

•	If retroactive consolidation of TRX ZJ is appropriate, tell us how you applied the guidance in ASC 810-10-30-1. In this regard, it does not appear that you reflect any significant intangible assets or goodwill resulting from the apparent initial acquisition of TRX ZJ by RB Wealth, a member of the control group, on May 30, 2016 as disclosed on page 59.

•	If a retroactive consolidation of TRX and the various entities under common control is appropriate, confirm to us that the filing will include financial statements through a date that includes the date of the May 20, 2019 reorganization. Refer to 805-50-45-2.

Response: In response to the Staff’s comment, the Company believes it is appropriate to reflect the operations of TRX ZJ in the consolidated financial statements of TRX prior to the formation of TRX as the Company together with its wholly-owned subsidiary, TRX HK, WFOE, its VIE and VIE’s subsidiaries were effectively controlled by the same controlling shareholders, Mr. Zhe Wang and his wife, Ms. Sheng Xu before and after the reorganization and therefore the reorganization is considered under common control. In addition, the Company and the newly incorporated entities are merely holding companies and have not been involved in any other businesses prior to and after the reorganization, and do not meet the definition of a business. The reorganization is merely a reorganization of the businesses of the VIEs with no change in management of such businesses. The consolidation of the Company has been accounted for at historical cost and prepared on the basis as if the reorganization had become effective as of the beginning of the earliest period presented in the consolidated financial statements. The Company revised its disclosure on page F-7 of Draft Amendment No.1.

Background:

In anticipation of the initial public offering (“IPO”) of its ordinary shares in the United States, the Company undertook a reorganization and became the ultimate holding company of TRX HK, TRX BJ ( “WFOE’) and TRX ZJ and its subsidiaries (the “VIEs”), which were controlled by same controlling shareholders before and after the reorganization. Mr. Zhe Wang, the Company’s Chief Executive Officer and Chairman of the Board and his wife Ms. Sheng Xu are the ultimate controlling shareholders of TRX ZJ through TRX ZJ’s sole shareholder, as well as the ultimate controlling shareholders of the Company before and after the reorganization. In addition, Mr. Wang and the management of TRX ZJ and its subsidiaries are also the management of TRX and subsidiaries immediately prior to and after the reorganization, and they continue to run our operations.

On May 20, 2019, TRX BJ entered into VIE Agreements with TRX ZJ. The key terms of these VIE Agreements are summarized in “Note 1 - Organization and Nature of Operations”. Such VIE Agreements (1) enable the Company to direct the activities that most significantly affect the economic performance of TRX ZJ and its subsidiaries or the VIEs, and (2) impose an obligation on the Company to absorb losses of the VIEs that could potentially be significant to the VIEs or the right to receive benefits from the VIE that could potentially be significant to the VIEs.

On May 20, 2019, the Company completed its reorganization of TRX HK, TRX BJ, and the VIEs, and all of these entities are under common control of the Company’s ultimate controlling shareholders. As a result, the Company, through its wholly owned subsidiaries TRX HK and TRX BJ, the WFOE, has determined to be the ultimate primary beneficiary of TRX ZJ and its subsidiaries; and TRX ZJ and its subsidiaries became VIEs of the Company.

Accordingly, the entity resulting from the reorganization is considered as a continuation of the businesses conducted through the same management and under common control. The consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented. The reorganization was accounted for as a recapitalization. The accompanying consolidated financial statements include the assets, liabilities, revenue, expenses and cash flow that are directly attributable to TRX ZJ and its subsidiaries before the completion of reorganization. However, such presentation may not necessarily reflect the results of operations, financial position and cash flows if the Company had actually existed on a stand-alone basis during the periods presented before the completion of reorganization.

The initial acquisition of TRX ZJ by RB Wealth, a member of the control group, on May 30, 2016 as disclosed on page 59 did not result any intangible asset or goodwill. The consolidated financial statements submitted to the SEC with the Company’s Form F-1 are the historical financial statements of TRX ZJ and its subsidiaries except the shares, amounts and shareholders’ equity, which accounted for as a recapitalization and as if the current corporate restructuring had been in existence at the earliest periods presented.

As the Company and its subsidiaries were incorporated subsequent to the latest presented consolidated financial statements, TRX ZJ and its subsidiaries contributed 100% of the Company’s consolidated revenues and net income for the years ended October 31, 2018 and 2017; and the VIEs accounted for an aggregate of 100% of the Company’s consolidated total assets and consolidated total liabilities. The current filing only included the consolidated financial statements as of and for the years ended October 31, 2018 and 2017. These are the historical financial statements of TRX ZJ and subsidiaries except the shares amounts and shareholders’ equity structure as of October 31, 2018 and 2017, which are presented after giving a retroactive effect to the reorganization of the Company that was completed on May 20, 2019 and as if such shares were issued and outstanding throughout the periods presented.

Note 3: Summary of Significant Accounting Policies

Revenue Recognition, page F-13

26.	On page F-14, you disclose that all the recognition criteria for your commission revenue is met when the premiums are collected and not before, because collectibility is not ensured until receipt of the premium. Please clarify your disclosure to indicate how your policy complies with the probable notion regarding collectibility in ASC 606-10-25-1e.

Response: In response to the Staff’s comment, the Company revised its disclosure on page F-13 of Draft Amendment No.1.

General

27.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company respectfully advises the Staff that it does not currently anticipate including any graphics, visual, or photographic information in the printed prospectus that does not already appear in Draft Amendment No.1. Should this change, the Company will provide the Staff with copies of any additional graphics, visual, or photographic information that it intends to use in the printed prospectus.

In responding to the Staff’s comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Zhe Wang
Name:	Zhe Wang
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC